November 21, 2006

Via EDGAR and Federal Express

Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attn:	Ms. Barbara C. Jacobs, Assistant Director Ms. Maryse Mills-Apenteng

RE:	Attunity Ltd. Registration Statement on Form F-3 Filed October 17, 2006 File No. 333-138044

Form 20-F for the fiscal year ended December 31, 2005 File No. 0-20892

Dear Ms. Jacobs and Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of November 9, 2006 with respect to the above-captioned filings. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 1 to Form F-3 (the “Amended F-3”).

Selling Shareholders, page 18

    1.        Identify the natural person or persons who have voting and/or investment control over each selling shareholder entity listed in the table on page 20. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

Response: We have added the requested identification of the natural person or persons who have voting and/or investment control over each selling shareholder entity listed in the table on page 20 in footnotes to the selling shareholder table in the Amended F-3.

Offer Statistics, Expected Time Table and Plan of Distribution, page 24

    2.        We note your discussion regarding short sales. Please supplementally confirm that you are aware of Corporation Finance Telephone Interp. A. 65 (July 1997) on this issue, which is publicly available on our website.

Response: We confirm that we are aware of Corporation Finance Telephone Interp. A. 65 (July 1997) on this issue. In addition, we note that we have received written acknowledgements from each of the selling shareholders of the contents of such Interpretation.

Part II

Undertakings

    3.        We note that you appear to be relying on the Item 512(a)(5)(i) undertaking, which relates to Rule 430B. It does not appear that you are eligible to rely on Rule 430B. Please advise us of the basis for your reliance on this rule. If you are unable to satisfy the requirements of Rule 430B, please provide the undertaking specified by Item 512(a)(5)(ii) of Regulation S-K, which relates to Rule 430C.

Response: In the Amended F-3, we have removed the undertaking which relates to Rule 430B, and added the undertaking specified by Item 512(a)(5)(ii) of Regulation S-K, which relates to Rule 430C.

    4.        In addition, because this is not “a primary offering of the initial distribution of the securities,” please remove the related undertaking specified by Item 512(a)(6) of Regulation S-K.

Response: In the Amended F-3, we have removed the undertaking specified by Item 512(a)(6) of Regulation S-K.

    5.        It appears, however, that the undertaking required by Item 512(b) of Regulation S-K, which relates to filings incorporating subsequent Exchange Act documents by reference, does apply to you. Please revise or advise.

Response: In the Amended F-3, we have added the undertaking required by Item 512(b) of Regulation S-K.

Form 20-F for the fiscal year ended December 31, 2005

Disclosure Controls and Procedures

    6.        You state that the company’s controls and procedures were designed “to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure.” This definition differs slightly from what is called for under Rule 13a-15(e) or 15d-15(3) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act “is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.

Response: We hereby confirm that our disclosure controls and procedures met all of the requirements of this section for the relevant period and that we will conform our disclosure in future filings.

We acknowledge the following:

—	We are responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 213-5200 Ext. 5203, or our attorney, Mr. Howard Berkenblit at (617) 338-2979 if you have any questions or require additional information.

Sincerely, ATTUNITY LTD /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

cc: Howard Berkenblit, Esq.